[redacted]

04048443

1-7102

FORM 25

OMB Approval
OMB 3235-0080
Expires Oct. 31, 1984

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

SECURITIES AND EXCHANGE COMMISSION RECEIVED OCT 25 2004 DIVISION OF MARKET REGULATION

NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF MATURED, REDEEMED OR RETIRED SECURITIES

The New York Stock Exchange hereby notifies the Securities and Exchange Commission of its intention to remove the entire class of the following security from listing and registration on the Exchange at the opening of business on November 5, 2004, pursuant to the provisions of Rule 12d2-2 (a). 1/

National Rural Utilities Cooperative Finance Corporation
Name of Issuer

6.375% Collateral Trust Bonds due October 15, 2004
Description of Security

This removal is being effected because the Exchange knows or is reliably informed:
(indicate the applicable paragraph below and insert appropriate dates and other details)

[ ] (1) That the entire class of this security was called for redemption, maturity or retirement on __________; appropriate notice thereof was given; funds sufficient for the payment of all such securities were deposited with an agency authorized to make such payment; and such funds were made available to security holders on ______________.

[X] (2) That the entire class of this security was redeemed or paid at maturity or retirement on October 15, 2004.

[ ] (3) That on _______________ the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefor and represent no other right except, if such be the fact, the right to receive an immediate cash payment. (Briefly summarize details below)

[ ] (4) That all rights pertaining to the entire class of this security were extinguished on ________________. (Briefly summarize details below)

The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on October 15, 2004. 2/

PROCESSED
NOV 08 2004
THOMSON FINANCIAL

THE NEW YORK STOCK EXCHANGE, INC.
Name of Exchange

October 18, 2004
Date

By: Antonio Aliberti, Director
Name Title

1/ The effective date of removal must be in compliance with the provisions of Rule 12d2-2(a).
2/ This form of notification of suspension from trading will be considered compliance with the provisions of Rule 12d2-1(a) (1); no further notification is required to be filed in this respect.
NOTE: Form 25 is required to be filed with the Securities and Exchange Commission in duplicate, each copy of which shall be dated and signed by an authorized official of the exchange. If acknowledgment is desired by the exchange, however, the Form should be filed in triplicate; receipt thereof by the Commission will be indicated on one copy and returned to the exchange.

SEC 1654 (8-82)